EXHIBIT 99.1

Brookfield Wealth Solutions Signs First Reinsurance Agreement in Japan with Dai-ichi Frontier Life

BROOKFIELD, NEWS, Sept. 30, 2025 (GLOBE NEWSWIRE) -- Brookfield Wealth Solutions Ltd. (NYSE, TSX: BNT) today announced that it has signed a reinsurance agreement with leading Japanese insurance company Dai-ichi Frontier Life. This agreement marks the first Japan-based reinsurance agreement for Brookfield Wealth Solutions after it established a representative office in Tokyo earlier this year.

Effective in October 2025, the agreement allows Dai-ichi Frontier Life to reinsure liabilities to Brookfield Wealth Solutions’ U.S.-based subsidiary, American National Insurance Company, on a flow basis. Japan is one of the world’s largest insurance markets, with individual life and annuity policies in force totaling over $6 trillion.

Sachin Shah, CEO of Brookfield Wealth Solutions, said: “We are pleased to partner with Dai-ichi Frontier Life on our first reinsurance transaction in Japan. Japan is strategically important for Brookfield Wealth Solutions given the size of its life insurance market and favorable macroeconomic trends. Brookfield Wealth Solutions is a strong partner for Japanese insurers, bringing global scale, capital and operational expertise to help support Japanese policyholders.”

Brookfield Wealth Solutions is a leading provider of retirement services, wealth protection products and tailored capital solutions. With access to Brookfield’s deep expertise in renewable power and transition, infrastructure, real estate and other real assets, Brookfield Wealth Solutions delivers differentiated insurance and reinsurance solutions.

Since opening its office in Tokyo in 2015, Brookfield has grown its local team and partnered with hundreds of Japan’s leading institutional and wealth investors. Brookfield Wealth Solutions’ reinsurance agreement with Dai-ichi Frontier Life further builds on Brookfield’s existing presence, relationships and investments across the country.

Brookfield Wealth Solutions began its expansion into Japan with the appointment of Tomohide Yokooka as a Managing Director in its Tokyo office.

Mr. Yokooka said: “Our approach provides insurance partners in Japan with the ability to enhance the strategic diversification of their asset exposures and access to longer-duration solutions. We have an active pipeline of opportunities and look forward to partnering with more Japanese insurers as we grow our business significantly in this market.”

About Brookfield Wealth Solutions
Brookfield Wealth Solutions Ltd. (NYSE, TSX: BNT) is focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Each class A exchangeable limited voting share of Brookfield Wealth Solutions is exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Corporation (NYSE, TSX: BN). For more information, please visit our website at bnt.brookfield.com or contact:

Media
Catherine Woods: E catherine.woods@brookfield.com | M +61 477 320 333
Kerrie McHugh: E kerrie.mchugh@brookfield.com | M +1 212 618 3469
Stanley White: E stanley.white@cdrconsultancy.com | M +81 4890 8081

Investor Relations
Rachel Schneider: E rachel.schneider@brookfield.com | M +1 416 369 3358

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